September 16, 2014

Robert F. Telewicz Jr.
Senior Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Essex Property Trust, Inc.
Essex Portfolio, L.P.
Form 10-K for fiscal year ended December 31, 2013
Filed on February 26, 2014
File No. 001-13106

Dear Mr. Telewicz:

Essex Property Trust, Inc. (the “Company” or “Essex”), submits this letter in response to comments from the staff (the “Staff’) of the U.S. Securities and Exchange Commission (the “SEC”) received by a letter, dated September 8, 2014, related to the above filing.

In this letter, we have recited the comment from the Staff in italicized, bold type, and have followed the Staff comment with the Company’s response in regular type.

Form 10-Q for the quarterly period ended June 30, 2014

Financial Statements

Organization and Basis of Presentation, page 12

Please explain to us how you concluded it would be appropriate to use the market value of the stock of BRE Properties, Inc. to determine the fair value of the consideration exchanged in your merger transaction. Please cite any relevant accounting literature you relied upon in your response.

Background
On December 19, 2013, the Company entered into a definitive merger agreement with BRE Properties, Inc. (BRE).  The terms of the merger provided for Essex to issue .2971 shares of common stock and $12.33 in cash for each share of BRE common stock.  The merger closed on April 1, 2014.  The cash paid by Essex to close the merger was reduced to $7.18 per BRE share after BRE paid a special dividend of $5.15 per share to holders of BRE common stock on April 1, 2014.  Holders of BRE common stock after close of market on April 1, 2014 received the Essex common stock.  After the closing of the merger, BRE ceased trading and was delisted from the NYSE.

On March 26, 2014, S&P announced the addition of Essex into the S&P 500 index commencing on April 1, 2014.  Essex common stock closed at $174 per share on April 1, 2014 and experienced an increase in stock price predominately attributable to the increase in demand for the Essex stock by index funds that track the S&P 500.   BRE stock closed at $61 per share on April 1, 2014 and did not experience a similar spike in demand.  Please see detailed discussion below regarding quantitative evidence used in our analysis.

On March 28, 2014, both Essex and BRE shareholders approved the merger, and the BRE shares traded with almost 100% correlation to the equivalent value in Essex shares over the period from March 28th to March 31st.  On April 1st this correlation was not evident as almost 7 million BRE shares traded at $61 per share and not at the Essex equivalent value of $64 per share.  This lack of correlation on April 1st is another indicator that Essex common shares experienced demand for its common stock that was not attributable to the value of BRE, otherwise, the two companies would have continued to trade in correlation.

There were no trading restrictions on either BRE or Essex common stock that would have impacted trading volume.

The Company worked with investment bankers and prepared an analysis comparing Essex stock price and volumes to other REIT’s and all 60 companies that were added to the S&P 500 since the beginning of 2011.   There is approximately $5 trillion invested in funds that are linked to the S&P 500 index. Inclusion into the index creates a supply and demand imbalance over the days in-between announcement and inclusion to the S&P 500, which results in a significant increase in trading volumes and share price.

The analysis demonstrated that public companies added to the S&P 500 experienced an exponential increase in volume which led to stock price performance exceeding its closest peer group. The analysis compared two periods, the first representing the 5 trading days prior to S&P 500 inclusion, and the second period representing the 25 trading days prior to the aforementioned 5 day window. When comparing the 2 periods, the volume-weighted average price (VWAP) on average, increased by 3.1% (Essex increased 3.4%) and the average daily trading volume increased by an average of 370% (Essex increased by 977%). Given that BRE was not being added to the index, its shares traded in a more normal VWAP/price range, even though volumes were elevated on March 31st and April 1st due to the merger.

The Company also noted there was a significant drop in trading volume in Essex common stock on the day after the S&P admission (from approximately 19 million to 2 million) and the closing stock price dropped from $174 per share to $172.30 per share and continued to decline to $167.09 by April 15, 2014.  This further supports the conclusion that the increased demand and higher share price on April 1, 2014 was due to the S&P 500 inclusion.

Accounting literature
Accounting Standards Codification paragraph 805-30-30-2 indicates that in business combinations involving the exchange of equity interests, the acquisition-date fair value of the acquiree’s equity interests may be more reliably measurable than the acquisition-date fair value of the acquirer’s equity interests. If so, the acquirer shall determine the amount of goodwill by using the acquisition-date fair value of the acquiree’s equity interests instead of the acquisition-date fair value of the equity interests transferred.  The equity interests issued by Essex represent approximately 89% of the purchase price.  Given the large majority of the purchase price representing equity interests, the Company considered whether BRE’s equity interests is a more reliable measure than Essex’s equity issued.  The Company considered this guidance and concluded that BRE’s equity interests to be a more reliable measure of acquisition date fair value as summarized below in our conclusion.

Conclusion
The Company believes the trading in Essex stock related to the S&P 500 inclusion on April 1, 2014, and for the days prior to and following that date,  were influenced by additional buying demand typically associated with inclusion in the S&P 500 and not representative of the fair value of the consideration paid to acquire the BRE business.  Essex management concluded that acquisition-date fair value of the acquiree’s equity interests, in this case the BRE closing stock price of $61 per share as adjusted for the special dividend and the cash consideration, is a more reliable measure than Essex’s closing stock price and should be used to measure the equity component of the purchase price.

***

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and the accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/ Michael T. Dance
Michael T. Dance
Executive Vice President, Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

Phone: +1 650 494 3700
Fax: +1 650 494 8743
Email: mdance@essexpropertytrust.com